Exhibit 99.(A)(5)

April 25, 2016

Re: Northland Cable Properties Eight Limited Partnership (“NCP-Eight”)

Dear Limited Partner:

The proposals described in the February 19, 2016 NCP-Eight proxy statement were approved at the April 20, 2016 special meeting of limited partners by the holders of a majority of the partnership’s outstanding limited partnership units. The First Proposal, to sell substantially all of NCP-Eight’s assets for cash to Northland Cable Television, Inc., was approved by approximately 63.68 percent of the outstanding limited partnership units (or approximately 93.87 percent of the units voted.) The Second Proposal, to authorize an amendment to the Amended and Restated Agreement of Limited Partnership to exclude the sales transaction from the independent appraisal procedures that would otherwise be required under the NCP-Eight partnership agreement, was approved by approximately 63.52 percent of the outstanding limited partnership units (or approximately 93.64 percent of the units voted.)

Therefore, in accordance with the provisions described in the NCP-Eight proxy statement, the partnership will proceed with the sale of its cable systems to Northland Cable Television, Inc. for cash in the amount of $3,030,000.

Assuming the sales transaction closes as anticipated at the end of April, the initial cash distribution to limited partners resulting from this sale is anticipated to occur in May, 2016. The balance of any distributions to limited partners will be made six months after closing once funds are released from the holdback escrow account as described in the proxy statement. Promptly after closing of the sale, the general partner will commence winding-up the affairs of the partnership. A liquidating trust will be created to hold any remaining assets, pay any remaining obligations, and distribute all remaining proceeds.

We look forward to bringing Northland Cable Properties Eight Limited Partnership to its conclusion. Should you have any questions with regard to your investment, please contact our Investor Relations Department at (206) 621-1351.

Sincerely,

Northland Communications Corporation,
Managing General Partner of Northland
Cable Properties Eight Limited Partnership

/s/ Richard I. Clark
Richard I. Clark
Executive Vice President